SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 15, 2004

     Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

     Avenida Presidente Eduardo Frei Montalva 8301
     Quilicura
     Santiago
     Chile
(Address of principal executive offices)

Form 20-F  ✓  Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

DISTRIBUCION Y SERVICIO D&S S.A. (THE “COMPANY”)
REPORT ON FORM 6-K

TABLE OF CONTENTS

1.	A free English translation of a filing with the Chilean Superintendencia de Valores y Seguros relating to the Company’s recent Extraordinary Shareholders’ Meeting, dated April 13, 2004;

2.	A free English translation of a letter to the Chilean Superintendencia de Valores y Seguros relating to the Company's recent Extraordinary Shareholders’ Meeting, dated April 13, 2004;

3.	A free English translation of a filing with to the Chilean Superintendencia de Valores y Seguros relating to the Company’s proposed capital increase, dated April 14, 2004.

Registration Number 0593 at the Registry of Securities

MATERIAL EVENT

Santiago, April 13, 2004

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance

Dear Sir:

In compliance with the stipulations in article 9, the second clause of 10th article of Law number 18.045, and General Regulation number 30 of the Superintendency of Securities and Insurance, we hereby proceed to notify your office about the following material event of Distribucion y Servicio D&S S.A. (“D&S”):

On the 12th of April, 2004, D&S’s shareholders that were present at the extraordinary meeting that was duly held before a Notary Public, agreed to cancel the capital increase approved at the eleventh extraordinary shareholders’ meeting that took place on the 23rd of May, 2002, which would have been for the total amount of $163.622.500.000, divided by 250 million shares, whereby none of them was registered, subscribed, issued, nor paid for, in order to substitute the former capital increase by agreement of the same meeting, with the approval of a new capital increase for the total amount of 170.000.000.000, by means of the issuance of 250 million, registered payment shares of a single series, no par value shares.

The company’s capital has been increased by means of the previously mentioned agreement from $216.932.458.000, divided into 1.380 million shares, to $386.932.458.000, divided into 1.630 million registered, no par value shares of the same series. The shares shall be issued, subscribed and paid for within three years from such date.

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

In reference to the approved capital increase, the Board of Directors of D&S was authorized to, among other things;

a.	Determine if one or more placements shall be carried out with charges to the corresponding capital increases;

b.	Decide on the appropriateness of a placement, the beginning and the end of each one of the previously mentioned placement periods;

c.	Determine the number of shares to be offered in each one of said placements;

d.	Offer to the public the shares corresponding to the waived preemptive rights, as of the same moment that such rights are waived by their holders, in the event such waivers actually take place;

e.
To offer the shares that have been issued for capital increase in Chile, through stock exchanges present in the country as well as abroad, specifically, in the United States of America through the mechanism of American Depositary Receipts (“ADR”) and in Spain through the Latibex; and

f.
Set the final price for placement of shares, in the event such placement becomes effective within the 120 days following the date of approval of such increase by the shareholders meeting. The price of shares of the approved capital increase that are placed after the 120 days as of such date, will be as minimum, the equivalent to the weighted average price of transactions of D&S’s shares in the Chilean stock exchange that would have taken place during the 10 working days prior to the initiation of the corresponding preemptive rights offering period.

With the approval of the previously mentioned capital increase, the first condition is met, by which last Thursday, April 8th, a request was made before the United States of America Securities and Exchange Commission for the registration of the company’s shares that correspond to such capital increase that form F-3 makes reference to, a copy of which was presented before the Superintendency of Securities and Insurance on the very same date.

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

Cordially yours,

Miguel Núñez Sfeir
Legal Representative

c.c.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaiso Stock Exchange
New York Stock Exchange (NYSE)
Latibex -Madrid Stock Exchange

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

Registration Number 0593 at the Securities Registry

Santiago, April 13, 2004.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
1149 Libertador Bernardo O’Higgins Avenue
Santiago

Dear Sir:

In compliance with the stipulations in section I.l.b) of form letter 1.375 of the Superintendency of Securities and Insurance, and in reference to the material event dated today reported by Distribución y Servicio D&S S.A. to the Superintendency of Securities and Insurance about the approval of a capital increase, whereby part of such increase will be offered through an ADR program in the United States of America and Madrid Stock Exchange through its specific market for Latin America called Latibex, I hereby report the following:

1.
That the Company’s Board of Directors has the intention to, and that the company’s shareholders meeting has approved to, place part of the previously mentioned capital increase abroad in order for it to be traded through the ADR mechanism at the New York Stock Exchange, and the placing of foreign stock at the Latibex market on the Madrid Stock Exchange;

2.	That the minimum estimated number of shares that will be subject to the ADR program in the New York Stock Exchange is 103.320.000 shares, and that 255.000 shares will be placed on the Latibex;

3.	That the number of company shares that are currently registered in the Securities Registry is 1.380 million;

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

4.	That there are currently 1.380 million company shares that are subscribed;

5.	That there are currently 1.380 million company shares that are subscribed and paid for;

6.	That without detriment to the price that the Board of Directors may determine, the minimum price that each underlying share may be placed for in foreign stock exchange markets is 705 pesos;

7.	That the stock that will be offered in foreign stock exchanges will be subject to public offering;

8.
That the previously mentioned capital increase, to which those shares offered in foreign stock exchanges will be charged, is for a total amount of 170.000.000.000 Chilean pesos, divided by 250 million registered paid in shares of common stock, of the only existing series no par value shares;

9.	That the estimated cost expected to be incurred for the issuance and placing of shares in foreign stock exchange markets is described as follows:

9.1	Commission for placing or underwriting:	$2.750.000.000
9.2	Accounting, financial and legal counsel expenses:	$550.000.000
9.3	Printing costs:	$150.000.000
9.4	Others, including road shows, travel expenses, administrative expenses, etc.:	$350.000.000

10.
That the accounting purpose that will be assigned to the previously mentioned costs, in accordance with the stipulations in form letter number 1370 dated 1998 of the Superintendency of Securities and Insurance is to charge it to the additional paid-in capital that will be obtained for placing the shares, if there were such additional paid-in capital, up to the amount of such account, and the excess over that amount, shall be charged to the results of the corresponding accounting period.

11.
That the shareholders meeting authorized the Board of Directors to offer the shares underlying the preemptive rights that are eventually waived, as of the very same moment that such waivers are communicated to the company or it is aware of it;

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

12.
That the extraordinary shareholders’ meeting that approved the previously mentioned capital increase complied with that which is stipulated in section III.l.b of form letter number 1.375 of the Superintendency of Securities and Insurance, and that a copy of such minutes will be sent to the Superintendency of Securities and Insurance as soon as it is finalized and duly signed; and,

13.
That with the approval of the above mentioned capital increase, the first condition is met, by which last Thursday 8th of April, a request was made before the United States of America Securities and Exchange Commission (SEC) for the registration of the company’s shares corresponding to such capital increase referred to in Form F-3 filed with the SEC, a copy of which was presented before the Superintendency of Securities and Insurance on the very same date.

Cordially yours,

Miguel Núñez Sfeir
Legal Representative

c.c.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaiso Stock Exchange
New York Stock Exchange
Latibex — Madrid Stock Exchange

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

Santiago, April 14, 2004

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
1449 Libertador Bernardo O’Higgins Avenue
SANTIAGO

Ref.:	Reserved Event Condition Is Removed And Material Event Is Notified.
Registration Number 0593 at the Registry of Securities.

Dear Sir:

In accordance with the stipulations in the fourth clause of the 10th article of Law number 18.045, the fourth clause of letter D, paragraph 2.2 of section II of General Regulation number 30 of the Superintendency of Securities and Insurance, section II.1.a of form letter number 1375 of the same and the communication sent by such Superintendency of Securities and Insurance to Distribución y Servicio D&S S.A., an open stock corporation registered in the Registry of Securities by number 0593, hereinafter the “Corporation”, as of the 13th of April, 2004, all the previous matters in reference to the reserved matter notified by the Corporation on the 16th of March, 2004, I hereby proceed to remove the condition of reserved event of such notice and also proceed to disclose the following agreements of the Corporation’s Board of Directors that were adopted during a closed session that took place on the 15th of March, 2004, as a MATERIAL EVENT.

a.
To contract Morgan Stanley, a global financial services firm, in order for them to advise the Corporation in the feasibility study for placement of our shares in the financial market of the United States of America through the New York Stock Exchange, and in the actions that will be required in order to offer such shares accordingly in the manner that has been described previously;

b.	To contract Simpson Thacher & Bartlett LLP, a Law Firm, in order for them to advise the Corporation in the feasibility study for placement of our shares

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

in the financial market of the United States of America through the New York Stock Exchange, and in the actions that will be required in order to offer such shares accordingly in the manner that has been described previously; and,

c.
To authorize Mr. Miguel Nuñez, Finance and Administration Manager, to contract Morgan Stanley and Simpson Thacher & Bartlett on behalf of the Corporation, in accordance with that which is stipulated in previous letters a and b.

Cordially yours

MIGUEL NÚÑEZ SFEIR
Finance and Administration Manager
Distribución y Servicio D&S S.A.

c.c.	Santiago Stock Exchange
Valparaíso Stock Exchange
Electronic Stock Exchange
New York Stock Exchange (NYSE)
Latibex – Madrid Stock Exchange

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Telefono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez
Chief Financial Officer

Dated: April 15, 2004